

Mail Stop 3561

July 31, 2017

Via E-mail
Ivo Heiden
Chief Executive Officer
Ecomat Inc.
2275 Huntington Drive, Suite 851
San Marino, CA 91108

> **Re:** **Ecomat Inc.**
> **Form 10-12G**
> **Filed July 10, 2017**
> **File No. 000-21613**

Dear Mr. Heiden:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Liquidity and Capital Resources, page 18

1. We note your statement here and elsewhere that you are dependent upon funding provided by management and an affiliated party. We also note your statement that any advances provided accrue interest. Please disclose the material terms of the agreement and file the funding agreement as an Exhibit. See Item 601(b)(10) of Regulation S-K.

Item 7. Certain Relationships and Related Transactions, page 21

2. Please provide the disclosure required by Item 404(a)(5) of Regulation S-K for the debt transaction.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact James Giugliano at (202) 551-3319 or Rufus Decker at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at (202) 551-7576 or Pamela Howell at (202) 551-3357 with any other questions.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director
Office of Beverages, Apparel
and Mining